Algonquin Power & Utilities Corp. Announces 2016 Fourth Quarter and Year End Financial Results

Financial Highlights (Unaudited)

•	Annual revenue of $1.096 billion, an increase of 7%

•	Annual Adjusted EBITDA[1] of $476.9 million, an increase of 27%

•	Annual Adjusted net earnings[1] per share of $0.57, an increase of 24%

•	Fourth quarter revenues, Adjusted EBITDA, and Adjusted net earnings per share of $310.2 million, $138.3 million, and $0.18, respectively
Business Highlights

•	Receipt of all regulatory approvals for the acquisition of The Empire District Electric Company which closed on January 1, 2017

•	Renewable Generation Group adds 360 MW of installed capacity to clean energy portfolio

•	Liberty Utilities Group adds nearly 300,000 customer connections with Park Water and Empire acquisitions

•	Successful rate case outcomes in 2016 which will increase revenue by a total of U.S. $21.4 million on an annualized basis

OAKVILLE, Ontario – March 2, 2017 – Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“APUC”) today announced unaudited financial results for the fourth quarter and year ended December 31, 2016. APUC's unaudited financial information and supplementary management commentary are available at www.AlgonquinPowerandUtilities.com and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise noted and all information contained in this news release is unaudited.
Financial Review

In millions of Canadian dollars or on a per share basis unless otherwise noted (Unaudited)	Quarterly			Annual
	Quarter ended December 31, 2016			Year ended December 31, 2016
	2016	2015	Variance (%)	2016	2015	Variance (%)
Revenue	310.2	260.3	19	1,096.0	1,027.9	7
Net earnings from continuing operations	46.3	38.1	22	130.9	118.5	11
Per share	0.16	0.14	14	0.44	0.43	2
Adjusted net earnings[1]	51.4	39.7	30	161.6	121.5	33
Per share	0.18	0.15	20	0.57	0.46	24
Cash provided by operating activities	121.3	94.3	29	287.3	261.9	10
Adjusted EBITDA[1]	138.3	109.6	26	476.9	375.4	27
Adjusted Funds from Operations[1]	95.8	77.2	24	355.8	287.4	24
Dividend per share	0.14	0.13	8	0.55	0.49	12
Completion of the Empire Acquisition

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On January 1, 2017, APUC completed its acquisition of The Empire District Electric Company, materially expanding the Liberty Utilities Group's regulated utility operations in the United States with the addition of approximately 218,000 electric, gas, and water customers in Missouri, Kansas, Oklahoma, and Arkansas. The acquisition includes over 1,400 MW of electric generation investment utilized to meet the needs of Empire's customers.

Fourth Quarter and Year End Corporate Highlights
Fourth Quarter:

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During the fourth quarter, APUC received approval to list its common shares for trading on the New York Stock Exchange ("NYSE") under the symbol "AQN". APUC’s common shares commenced trading on NYSE on November 29, 2016. APUC shares continue to be listed on the Toronto Stock Exchange under the symbol "AQN".

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At the end of 2016, the Renewable Generation Group purchased approximately $75 million of wind turbines that will qualify up to 700 MW of new wind generation projects for 100% of the production tax credit ("PTC") rate under the IRS safe harbor rules in the United States. The Renewable Generation Group views that eligibility for the full PTC rate is an important competitive factor in the market and is currently evaluating projects to maximize the value of this equipment.

Full Year 2016:

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During 2016, the Liberty Utilities Group successfully completed several rate cases representing a cumulative annualized revenue increase of approximately U.S. $21.4 million. The Liberty Utilities Group has pending rate case filings which are expected to be completed in 2017 that represent an additional increase in requested revenue requirement in the amount of U.S. $14.1 million.

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On January 8, 2016, the Liberty Utilities Group completed the acquisition of Park Water Company. The Park Water System owns and operates regulated water distribution utilities which collectively serve approximately 74,000 customer connections in Southern California and Western Montana.

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On July 29, 2016, the 200 MW Odell Wind Facility achieved commercial operation (“COD”). The facility, located in Minnesota, is expected to generate 831.8 GW-hrs of energy annually and has a 20 year power purchase agreement with a Minnesota electric utility.

Subsequent to Year-end 2016:

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On February 21, 2017, the 150 MW Deerfield Wind Facility achieved COD. The facility, located in central Michigan, is expected to generate 555.2 GW-hrs of energy annually and has a 20 year power purchase agreement with a Michigan electric utility.

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On January 11, 2017, the 10 MW Bakersfield II Solar Facility achieved COD. The facility, located in Kern County, California, is expected to generate 24.2 GW-hrs of energy annually and has a 20 year power purchase agreement with a California electric utility.

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On February 15, 2017, the 50 MW Luning solar generating facility achieved COD. The facility, located in Mineral County, Nevada, is expected to generate 144.6 GW-hrs of energy annually and whose output is dedicated to satisfying the renewable energy needs of the California based electric distribution customers of the Liberty Utilities Group.

"Our 2016 results represent continued affirmation of the value proposition embodied in the Algonquin Power & Utilities Corp. story.  The 2016 announcement and successful completion of the Empire acquisition and construction of 360 MW of new renewable electric generation will deliver record 2017 earnings,” commented Ian Robertson, Chief Executive Officer of APUC. "We are confident that, with our commitments to growth within our Renewable Generation business and the benefits from the increased scale of our Liberty Utilities platform, APUC is well positioned to deliver increased shareholder value over the coming years.”
Earnings Conference Call
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, March 3, 2017, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Date: Friday, March 3, 2017
Start Time: 10:00 a.m. eastern time

Phone Number: Toll free within North America: 1-800-319-4610 or Toronto: 416-915-3239
Conference ID: Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access: http://services.choruscall.ca/links/algonquinpower20170303.html
For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-855-669-9658 or 1-604-674-8052, access code 1066 from Friday, March 3, 2017 until Friday, March 17, 2017.

About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Liberty Utilities provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 783,000 customers in the United States. APUC is committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,300 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com

Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, Adjusted EBITDA, and "Adjusted Funds from Operations" are used in this press release. The terms “Adjusted Net Earnings”, Adjusted EBITDA, and "Adjusted Funds from Operations" are not recognized measures under GAAP. There is no standardized measure of “Adjusted Net Earnings”, Adjusted EBITDA, and "Adjusted Funds from Operations" and consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest GAAP measure of “Adjusted Net Earnings”, Adjusted EBITDA, and "Adjusted Funds from Operations" can be found in the Supplementary Financial Information (unaudited) for the quarter ended December 31, 2016.

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure calculated by APUC as cash provided by operating activities without giving effect to (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure calculated by APUC as net earnings from operations without giving effect to (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP calculated by APUC as cash flows from operating activities without giving effect to (as applicable) changes in working capital balances, acquisition expenses, litigation expenses, cash provided or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP.